DB

SEC

19007249

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2018 (MM/DD/YY) AND ENDING 12.31.2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Simmons First Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 Cantrell Road
(No. and Street)

Little Rock (City) AR (State) 72223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Johnson 501.223.4342
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLC
(Name – *if individual, state last, first, middle name*)

400 W. Capital Ave, Suite 2500 (Address) Little Rock (City) AR (State) 72201 (Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jimmy Burton Hicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simmons First Investment Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH HOGUE
Notary Public-Arkansas
Pulaski County
My Commission Expires 11-10-2024
Commission # 12401812

Signature

President & CEO

Title

Sarah Hogue

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Simmons First Investment Group, Inc.

Reports of Independent Registered Public Accounting Firm

and

Financial Statements

December 31, 2018 and 2017

Simmons First Investment Group, Inc.

December 31, 2018 and 2017

Contents

BKD
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 | P.O. Box 3667 | Little Rock, AR 72203-3667
501.372.1040 | Fax 501.372.1250 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Simmons First Investment Group, Inc. (the Company) as of December 31, 2018 and 2017, and the related statements of operations, stockholder's equity and cash flows for the years then ended, and the related notes (collectively, referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information as of December 31, 2018, as listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's 2018 financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1999.

BKD, LLP

Little Rock, Arkansas
February 28, 2019

Simmons First Investment Group, Inc.
Statements of Financial Condition
December 31, 2018 and 2017

	2018	2017
Assets		
Cash due from banks	$ 366,223	$ 168,510
Interest bearing balances due from banks	1,203,190	--
Cash	1,569,413	168,510
Deposits with clearing organization	364,790	2,295,111
Premises and equipment, net	15,902	20,318
Receivable from parent company	174,835	--
Receivable from clearing organization	141,694	220,577
Customer Relationship Intangible net	1,323,682	1,494,500
Goodwill	1,885,428	1,885,428
Income Tax Receivable	--	112,453
Other Assets	173,769	205,970
TOTAL ASSETS	$ 5,649,513	$ 6,402,867
Liabilities		
Accounts payable and accrued expenses	$ 514,414	$ 615,719
Income tax liability	116,385	--
Deferred tax liability	337,823	431,896
Total Liabilities	968,622	1,047,615
Stockholder's Equity		
Common stock; $1 par value; 10,000 shares Authorized; 5,000 shares issued and outstanding	5,000	5,000
Additional paid in capital	4,922,811	5,157,815
Retained earnings (deficit)	(246,920)	192,437
Total stockholder's equity	4,680,891	5,355,252
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 5,649,513	$ 6,402,867

Simmons First Investment Group, Inc.

Statements of Operations

December 31, 2018 and 2017

	2018	2017
Revenues		
Transaction revenue	$ 5,229,884	$ 4,600,439
Interest income	65,300	48,404
Other Income	106,740	380,828
	5,401,924	5,029,671
Expenses		
Employee compensation and benefits	3,843,303	3,305,871
Brokerage and clearance fees	113,160	109,658
Regulatory fees	22,590	225,239
Financial information services	4,362	10,248
Communications and data processing	13,398	12,359
Occupancy expense	163,628	263,492
Operating supplies	22,167	23,954
Postage and delivery	16,795	23,818
Professional fees	127,677	350,460
Equipment expense	3,498	16,102
Book of Business Amortization	170,819	170,833
Other	420,357	348,285
	4,921,754	4,860,319
Income Before Income Taxes	480,170	169,352
Income Tax Provision (Benefit)	154,531	(143,428)
Net Profit / Loss	$ 325,639	$ 312,780

Simmons First Investment Group, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2018 and 2017

	Common Stock	Additional Paid In Capital	Retained Earnings (deficit)	Total
Balance, January 1, 2017	$ 5,000	$ 6,216,948	$ (79,476)	$ 6,142,472
Withdrawal of Equity Capital	--	(1,059,133)	(40,867)	(1,100,000)
Net Loss	--	--	312,780	312,780
Balance, December 31, 2017	5,000	5,157,815	192,437	5,355,252
Withdrawal of Equity Capital	--	(235,004)	(764,996)	(1,000,000)
Net Profit	--	--	325,639	325,639
Balance, December 31, 2018	$ 5,000	$ 4,922,811	$ (246,920)	$ 4,680,891

See Notes to Financial Statements

Simmons First Investment Group, Inc.

Statements of Cash Flows

Years Ended December 31, 2018 and 2017

	2018	2017
Operating Activities		
Net Profit/(Loss)	$ 325,639	$ 312,780
Items not requiring (providing) cash		
Depreciation	4,415	39,889
Amortization	170,818	170,833
State and Fed income taxes	228,839	(234,222)
Deferred income taxes	(94,074)	(220,831)
Changes in		
Deposits with clearing organization	1,930,321	605,406
Receivables to Parent Company	(174,835)	--
Other receivables	78,883	(38,021)
Other assets	32,202	(147,426)
Accounts payable and accrued expenses	(101,304)	379,460
Net cash provided by operating activities	2,400,903	867,868
Investing Activities		
Proceeds (purchase) on transfer of premises and equipment	--	176,743
Net cash provided by (used in) investing activities	--	176,743
Financing Activities		
Net dividend returned to Holding Company	(1,000,000)	(1,100,000)
Net cash used in financing activities	(1,000,000)	(1,100,000)
Increase(Decrease) in Cash	1,400,903	(55,389)
Cash, Beginning of Year	168,510	223,899
Cash, End of Year	$ 1,569,413	$ 168,510

See Notes to Financial Statements

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2018 and 2017

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Retail services include a wide range of products, including exchange traded equities, equities traded over the counter, options, mutual funds, unit investment trusts, variable annuities, municipal bonds, OTC corporate bonds and certificates of deposit. The Company is also registered as an Investment Advisor in eleven states and offers investment advisory services on a fee basis.

The Company conducts its business primarily through the Bank's footprint of Arkansas, Tennessee, Missouri and Kansas. The Company is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers and promptly transmits all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2018 and 2017, no amounts were required to be segregated pursuant to federal and other regulations.

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on a trade date basis. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are also recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Goodwill

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value, then goodwill is tested further for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated, and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets with finite lives are being amortized on the straight-line basis over twelve years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all the accounts of the customers of the Company and are responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealers.

Commissions

Customer's securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

During the years ended December 31, 2018 and 2017, the Company (paid)/received $121,144 and $(306,013) from an affiliate for income taxes. As of December 31, 2018 and 2017, the Company has a (payable)/receivable from the affiliate for income taxes of ($116,386) and $112,453, respectively.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and Arkansas and Tennessee state jurisdictions. The Company's income tax returns are open and subject to examinations from the 2015 tax year and forward.

Employee Benefit Plans

At December 31, 2018 and 2017, the Company participated in both a 401(k) retirement plan and a profit sharing plan of the Corporation, which are described more fully in *Note 8*.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), that outlines a single comprehensive revenue recognition model for entities to follow in accounting for revenue from contracts with customers. The core principle of this revenue model is that an entity should recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive for those goods or services. In July 2015, the FASB issued ASU No. 2015-14, deferring the effective date to annual and interim periods beginning after December 15, 2017. We adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach applied to those contracts which were not completed as of January 1, 2018. The adoption did not impact retained earnings as of January 1, 2018 or the timing or amounts of our revenue recognition but impacted the disclosures within the notes to the financial statements.

Certain revenue streams, such as advisory fees, broker-dealer commission and mutual fund trailers, fall under the scope of Topic 606 and the Company must recognize revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. Topic 606 is applied using five steps: 1) identify the contract with the customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation.

A description of performance obligations for each type of contract with customers is as follows:

Advisory Fees – SFIG charges advisory fees for their services, while the Company uses third-party money managers to manage the assets. The advisory fees are billed quarterly, in advance based on the market value of the eligible assets in the clients' advisory account as of the last day of the previous quarter. If a client terminates their advisory account at any point during the quarter, they are entitled to (and receive) a refund for a pro rata portion of that quarter's fee (for the remainder of that period). As such the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on the unpredictable market impacts of clients portfolio value. The constraint is removed once the portfolio value can be determined. The total amount of the advisory fee received from the client is broken down into 3 categories: (i) manager fee, if applicable (paid to the third-party money manager), (ii) "platform fee" (also called an "admin fee") retained by First Clearing and (iii) SFIG's revenue. SFIG only recognizes the advisory revenue in this manner as they are earned over time (the "unearned" revenue is held as an accrued expense on the balance sheet, as of December 31, 2018 there was no liability).

Broker-Dealer Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company also receives at First Clearing's, the clearing firm, discretion a rebate that is not contractually obligated.

Mutual Fund Trailers – Some classes of mutual funds also have a trailer (sometimes instead of a load fee), which is a set percentage of the clients' investment holdings that is recognized over the period during which services, such as on-going support are performed, paid to SFIG. Upon performance of the service, revenue recognition relating to the trailing commission is fully constrained until each month-end when the market value is determinable and a portion of the revenue becomes known. At each month-end, the "determinable" portion of the revenue is recognized.

Variable Annuities – Sales based annuity commissions varies by investment product and is based on a percentage of an investment products current market value at the time of purchase. The Company believes that its performance obligation is the sale of annuities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The following table presents revenue by major source.

	2018
Advisory Fees	$ 2,184,369
Broker-Dealer commissions	1,747,058
Mutual Fund Trailers	866,930
Variable Annuity	431,527
Total revenue from contracts with customers	$ 5,229,884

Note 2: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2018	2017
Leasehold Improvements	$ 13,850	$ 101,186
Equipment and Furniture & Fixtures	107,445	191,926
	121,295	293,112
Less accumulated depreciation	105,393	272,794
Net premises and equipment	$ 15,902	$ 20,318

Note 3: Receivable From and Payable to Clearing Organizations

Amounts receivable and payable to clearing organizations at December 31, 2018 and 2017, consisted of $141,694 and $220,577, respectively, in fees and commissions receivable. The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis.

Note 4: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2018 and 2017, were:

	2018		2017	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer Relationship	$ 2,050,000	$ 726,318	$ 2,050,000	$ 555,500

Amortization expense for the years ended December 31, 2018 and 2017,was $170,818 and $170,833, respectively. Estimated amortization expense for each of the following five years is:

2019	$ 170,833
2020	170,833
2021	170,833
2022	170,833
2023	170,833

Note 5: Income Taxes

The income tax benefit includes the following components:

	2018	2017
Income taxes currently payable	$ 248,604	$ 77,403
Deferred income taxes	(94,073)	(220,831)
Provision for income tax benefit	$ 154,531	$ (143,428)

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax expense is shown below:

	2018	2017
Computed at the statutory rate (21% and 35%, respectively)	$ 100,836	$ 59,273
Increase (Decrease) resulting from:		
Nondeductible meals and entertainment	6,074	4,886
State income taxes, net of federal benefit	29,261	9,465
Impact of Deferred taxes Remeasurement	--	(190,667)
Other differences, net	18,360	(26,385)
Income tax benefit	$ 154,531	$ (143,428)

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

	2018	2017
Deferred tax assets		
Vacation accrual	$ 6,172	$ 7,850
Other	919	766
Depreciation	8,159	--

Accrued Wages	23,211	--
Gross deferred tax assets	$ 38,461	$ 8,616
Deferred tax liabilities		
Depreciation	$ --	$ (378)
Customer relationship intangible	(358,088)	(408,787)
Captive Insurance Premium Reserve	(18,196)	(31,347)
Gross deferred tax liabilities	(376,284)	$ (440,512)
Net deferred tax liability:	$ (337,823)	$ (431,896)

On December 22, 2017 the President signed tax reform legislation (the "2017 Act") which includes a broad range of tax reform proposals affecting businesses, including corporate tax rates, business deductions, and international tax provisions. The 2017 Act reduces the corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. Under United States Generally Accepted Accounting Principles ("US GAAP"), deferred tax assets and liabilities are required to be measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled and the effect of a change in tax law is recorded discretely as a component of the income tax provision related to continuing operations in the period of enactment. As a result, we were required to remeasure our deferred taxes as of December 31, 2017 based upon the new 21% tax rate and the change was recorded in the 2017 income tax provision. The result of the tax reform resulted in a one-time non-cash adjustment to income of $190,667.

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018 and 2017, the Company had:

	2018	2017
Net capital, as defined	$ 1,075,915	$ 1,601,520
Required net capital	250,000	250,000
Excess Net Capital	$ 825,915	$ 1,351,520
Ratio of aggregate indebtedness to net capital	0.5863 to 1	0.3845 to 1

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2018 and 2017

Note 7: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also records its share of expenses for services provided by the Bank from the Company's expense-sharing agreement entered into during the period ended December 31, 2018 and 2017. At December 31, 2018 and 2017, the Company had recognized corporate service expenses in the amount of $31,531 and $28,728, respectively. The company has recorded a receivable from parent of $174,835 at December 31, 2018 for reimbursement of construction cost and accounts payable. At December 31, 2017 the Company had $112,453 income tax receivable from the Bank and payable of $116,385 at December 31, 2018. Net reimbursement from the Bank for services and personnel expenses in 2018 and 2017 amounted to $900 and $5,631 respectively. Net reimbursement to the Bank for services and personnel expenses amounted in 2018 and 2017 amounted to $37,807 and $47,737 respectively.

The Company's cash held by the Bank was $1,482,866 and $166,692 at December 31, 2018 and 2017, respectively.

Note 8: Employee Benefit Plans

The Company participates in a corporate-wide 401(k) retirement plan covering substantially all employees of the Corporation. The Company has also participated in a corporate-wide profit sharing and employee stock ownership plan (ESOP) covering substantially all employees of the Corporation. Effective December 31, 2016, the ESOP was merged into the Corporation's 401(k) retirement plan. This merger will allow participants to fully diversify their ESOP account balance and have reporting access to all retirement account balances in one place. The Company's contribution expense to the plans totaled $108,483 and $234,752 in 2018 and 2017, respectively.

Note 9: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Transaction Revenue

In 2018 and 2017 the Company did not generate more than 10% of total transaction revenue from any single customer.

Regulatory Examinations

The Company is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary. It is the opinion of management that the

disposition or ultimate resolution of any or such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

Note 10: Leases

The Company has entered into a new Networking Agreement with the Bank that went into effect January 1, 2018. The agreement covers a percentage of all locations occupied by the Company's employees. The agreement can be terminated by either party by providing thirty days written notice to the other party. The annual rent expense per the agreement is $162,864,and is reviewable annually for cost analysis.

During 2017 the Company was allocated a pro rata share of the Walton Height's lease, while the remainder was allocated to other divisions of the Bank. After December 31, 2017, the lease will be the name of the Bank and no additional rent was allocated to the Company during 2018.

Note 11: Subsequent Events

Subsequent events have been evaluated through April 28, 2019, which is the date the financial statements were issued.

During 2019, the Company intends to move its customer's assets to LPL Financial ("LPL"), a third-party self-clearing broker-dealer that has entered into a networking agreement with Simmons Bank (the "Bank"), the Company's parent. With this move, the Company's registered personnel will move their securities registrations to LPL and will become employees of the Bank. The agreement between the Bank and LPL is a five-year exclusive agreement, whereby LPL will provide all securities, advisory and insurance services to the Bank's customers offered through its employees registered with LPL. LPL is paying the bank a one-time transition assistance payment of approximately $6.4 million, which will be used to offset the conversion-related expenses, with the remainder being amortized over the life of the contract. The Bank will pay LPL a revenue share of six (6) percent of total gross revenue for the compliance and back office services being provided. Sometime after the assets are transitioned to LPL, the Company intends to withdraw its broker-dealer registration with FINRA and its investment advisory registration with the SEC. The Company will no longer provide brokerage or advisory services. After the withdrawal process is completed, the Company will work with the Bank to determine the most appropriate disposition of the Company, including potentially a full winddown, a merger or leaving the entity in place.

Supplementary Information

Simmons First Investment Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

NET CAPITAL

Total Stockholder's Equity		$4,680,891
Deductions of Non-Allowable Assets:		
Fixed assets	15,902	
Receivable from parent company	174,835	
Other assets – CRD Deposits	2,558	
Prepaid Expenses	128,957	
Goodwill	1,885,428	
Customer relationship intangible	1,323,682	
Other non-allowable investments	42,254	
Total Non-Allowable Assets	3,573,616	
Haircuts on securities	31,360	
Total Deductions		(3,604,976)
Net Capital		1,075,915
Minimum required net capital		250,000
Net capital in excess of minimum requirement		$825,915
Aggregate Indebtedness		
Accounts payable and accrued expenses		$630,799
Ratio of Aggregate Indebtedness to Net Capital		0.5863 to 1

There were no variances between this computation of net capital and the registrant's amended computation filed with Part II of Form X-17A-5 as of December 31, 2018. Accordingly, no reconciliation is necessary.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession and Control Requirements of the Securities and Exchange Commission December 31, 2018

The Company is not required to file the above schedules, as it has claimed an exemption from the securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii).

BKD
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 | P.O. Box 3667 | Little Rock, AR 72203-3667
501.372.1040 | Fax 501.372.1250 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have reviewed management's statements, included in the accompanying *Rule 15c3-3 Exemption Report*, in which (1) Simmons First Investment Group, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Little Rock, Arkansas
February 28, 2019

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

Simmons First Investment Group, Inc.'s Exemption Report

Simmons First Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Simmons First Investment Group, Inc.

I, Jimmy Burton Hicks, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jimmy Burton Hicks
President and CEO

February 28, 2019